UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: August 31, 2009 Estimated average burden hours per response .... 2.50

SEC FILE NUMBER 000-52728

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Northport Network Systems, Inc.
Full Name of Registrant

Northport Capital, Inc.
Former Name if Applicable

601 Union Street, Suite 4200
Address of Principal Executive Office (Street and Number)

Seattle, Wa, 98101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor and fully complete all component sections of this filing due to other Company matters and difficulty in obtaining certain information.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Wang	206	508-3689
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During October 2008, the Company acquired a 51% equity interest in a north eastern based travel booking business which is a going concern and is expanding its operations into other cities in China. The financial results of this acquisition are expected to reflect material differences from prior year's quarter financial statements of the Company. Draft financial statements reflect revenues and gross margins but since they have not yet been completed in final form, does not allow us to state specific numbers.

Northport Network Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2009	By:	/s/ James Wang
James Wang
	Title:	Director